

July 21, 2023

Ramzi Haidamus
Chief Executive Officer
PepperLime Health Acquisition Corporation
548 Market Street, Suite 97425
San Francisco, CA 94104

> **Re: PepperLime Health Acquisition Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 13, 2023**
> **File No. 001-40915**

Dear Ramzi Haidamus:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed July 13, 2023

Risk Factors
The Committee on Foreign Investment in the United States ("CFIUS")..., page 4

1. We refer to your letter, dated January 25, 2023, submitted in response to the review of your Annual Report on Form 10-K for the fiscal year ended December 31, 2021, where you confirmed that your sponsor has substantial ties with non-U.S. persons and that certain of your board members are non-U.S. persons, and where you had proposed risk disclosure. To the extent that such proposed disclosure continues to be applicable, please revise your risk factor disclosure to include information provided in such proposed disclosure, including the fact that members of your Board are non-U.S. persons, so that investors have the necessary context to assess the risk you disclose.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso